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Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2003

CONVERIUM HOLDING AG
(Translation of registrant’s name into English)

Baarerstrasse 8
CH-6300 Zug
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]     Form 40-F [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]     No [X]

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SIGNATURES

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By:	/s/ Martin Kauer Name: Martin Kauer Title: CFO

By:	/s/ Christian Felderer Name: Christian Felderer Title: Group General Counsel

Date: June 12, 2003

Putnam adjusts its holding in Converium shares from 5.023% to 4.94% (held and managed in various funds)

Disclosure of shareholdings pursuant to Art. 20 SESTA:

Converium Holding Ltd has been notified that Putnam Investment Management, LLC, and The Putnam Advisory Company, LLC (together “Putnam”), one Post Office Square, Boston MA 02109, has decreased its holding from 2,009,327 registered shares in Converium Holding Ltd, Zug, to 1,976,242 registered shares with 1,976,242 votes. This corresponds to a decrease from 5.023% to 4.94% of Converium registered shares with voting rights. These shares are held in various funds managed by Putnam. None of these funds is holding shares in an amount, which exceeds 5% of Converium registered share capital, and the shares are held for investment purposes. Each Putnam entity is an investment advisor registered in the United States pursuant to the Investment Advisors Act of 1940.

Disclosed share holdings in Converium Holding Ltd, Zug

To-date the following interests have been previously notified to Converium Holding Ltd, Zug:

•	Fidelity International Limited (“Fidelity”), Hamilton/Bermuda: 9.87% (date of notification April 28, 2003)

•	Deutsche Bank AG, Frankfurt: 7.96% (date of notification May 26, 2003)

•	Wellington Management Company (“Wellington”), LLP, Boston/Massachusetts, U.S.A.: 7.68% (date of notification January 11, 2002)

•	Government of Singapore (GIC), Singapore: 5.12%, (date of notification May 30, 2003)

Fidelity is an investment advisor, which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts and certain institutional investors. Deutsche Bank AG as a group holds Converium shares for own accounts and on behalf of various of its international subsidiaries for own account trading and asset management purposes. Wellington is an investment advisor and portfolio manager having voting authority for 47 investment advisory clients, none of which has an individual shareholding in excess of 5%. GIC Government of Singapore Investment Corporation Pte Ltd (,,GIC”) is a private company, wholly owned by the Government of Singapore and acts as a global asset manager.

Zug, June 6, 2003

For further information:

Michael Schiendorfer	Zuzana Drozd
Media Relations Manager	Head of Investor Relations
michael.schiendorfer@converium.com	zuzana.drozd@converium.com
+41 (0)1 639 96 57	+41 (0)1 639 91 20

www.converium.com